SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: October, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: October 26, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.	Press Release #06-033 dated October 25, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium announces small shareholder program	06-033 Date: October 25, 2006 Contact: Investor/Media Relations: Richard Downey Director, Investor Relations Phone (403) 225-7357 Christine Gillespie Investor Relations Manager Phone (403) 225-7437

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today a small shareholder selling program (the “Program”) that enables registered and beneficial shareholders who own 99 or fewer Common Shares (“Shares”) of Agrium as of October 16, 2006, to sell their Shares without incurring any brokerage commission. Agrium has retained Georgeson Shareholder Communications Canada Inc. (“Georgeson”) to manage the Program and to handle share transactions and payment. The sale of Shares will be executed through the facilities of the Toronto Stock Exchange (TSX).
The voluntary Program begins on October 25, 2006 and will expire 5 pm E.S.T., December 20, 2006, unless extended, and is designed to assist eligible shareholders in selling their Shares in a convenient and inexpensive manner. Certificate(s) representing the odd lot shares accompanied by duly completed and executed Letters of Transmittal will not be accepted by Georgeson after December 20, 2006, unless the Program is extended. Both registered holders and beneficial holders of Shares held in nominee form are eligible to participate. The Program allows eligible shareholders the opportunity to either sell all of their Shares or continue to maintain their current holdings. Participating shareholders will not incur any brokerage commissions if they elect to dispose of their Shares. Payment for Shares sold under the Program will be mailed approximately five business days after such sale. Information about the Program and participation documents will be forwarded to eligible shareholders.
All Shares received will be gathered into board lots (100 or more Shares) and sold no later than 12:00 p.m. on the next business day on the TSX. The price to be received for the Shares sold will be the average price received for all shares sold on a given day. For the convenience of shareholders resident in the United States, Shares will be sold on the TSX and the proceeds will be converted into U.S. funds at the prevailing conversion rate at the time of sale.
Agrium is pleased to make this voluntary Program available to its shareholders. However, Agrium makes no recommendation as to whether or not an eligible shareholder should participate in the Program. The decision to participate should be based upon a shareholder’s particular circumstances. Eligible shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.
Questions regarding the Program should be directed to Georgeson Shareholder Communications Canada Inc. toll free at 1-866-546-5784 or collect at 416-847-7147 outside of North America.
About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients, industrial products, and specialty fertilizers, and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.